     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 1996
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          ORBITAL SCIENCES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                           06-1209561
            (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER I.D. NO.)
             INCORPORATION OR ORGANIZATION)

                            21700 ATLANTIC BOULEVARD
                             DULLES, VIRGINIA 20166
                                 (703) 406-5000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               DAVID W. THOMPSON
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ORBITAL SCIENCES CORPORATION
                            21700 ATLANTIC BOULEVARD
                             DULLES, VIRGINIA 20166
                                 (703) 406-5000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

             DANIEL S. EVANS, ESQ.                        CRAIG B. BROD, ESQ.
                  ROPES & GRAY                     CLEARY, GOTTLIEB, STEEN & HAMILTON
            ONE INTERNATIONAL PLACE                        ONE LIBERTY PLAZA
                BOSTON, MA 02110                          NEW YORK, N.Y. 10006
                 (617) 951-7000                              (212) 225-2000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================
                                                PROPOSED MAXIMUM   PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF       AMOUNT TO BE    OFFERING PRICE        AGGREGATE          AMOUNT OF
 SECURITIES TO BE REGISTERED    REGISTERED(1)     PER SHARE(2)     OFFERING PRICE(2)  REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..    3,887,304          $18 3/8          $71,429,211          $24,643
=======================================================================================================

(1) Maximum number of shares issuable upon conversion of $55,880,000 principal amount of Registrant's 6 3/4% Convertible Subordinated Debentures due 2003 outstanding on the close of business on June 30, 1996.
(2) Estimated solely for calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act of 1933, on the basis of the average of the high and low sales prices of the Common Stock of Orbital Sciences Corporation in trading on the National Association of Securities Dealers, Inc. Automated Quotations National Market System on July 19, 1996.

================================================================================

[ORBITAL SCIENCES CORPORATION LOGO]
- --------------------------------------------------------------------------------

3,887,304 SHARES
COMMON STOCK
- --------------------------------------------------------------------------------

This Prospectus relates to the sale from time to time by Deutsche Morgan Grenfell/C.J. Lawrence (the "Purchaser") of a maximum of 3,887,304 shares of common stock, par value $.01 per share (the "Common Stock"), of Orbital Sciences Corporation, a Delaware corporation (the "Company"), that may be acquired by the Purchaser either (i) on conversion of the Company's outstanding 6 3/4% Convertible Subordinated Debentures due 2003 (the "Debentures") or (ii) under the standby arrangements described herein.

The Company has called all the Debentures for redemption on August 14, 1996 (the "Redemption Date"), at a redemption price of $1,047.25 plus accrued interest of $30.56 from March 1, 1996 to the Redemption Date for a total of $1,077.81 for each $1,000 principal amount of Debentures (the "Redemption Price"). Prior to 5:00 p.m. New York City time on the Redemption Date, the Debentures may be converted into shares of Common Stock at a price of $14.375 per share, or approximately 69.565 shares for each $1,000 principal amount of Debentures. Cash will be paid in lieu of any fractional share on conversion of the Debentures. Holders who elect to convert their Debentures into Common Stock will not be entitled to receive interest accrued since March 1, 1996. Any Debentures not surrendered for conversion on or prior to 5:00 p.m. New York City time on the Redemption Date will be redeemed.

In the event that less than all the Debentures are surrendered for conversion prior to or on the Redemption Date, the Company has made arrangements with the Purchaser to purchase from the Company, at a purchase price of $15.06 per share, such number of shares of Common Stock as would have been issuable upon conversion of the Debentures that have not been surrendered for conversion prior to or on the Redemption Date. The Purchaser may also purchase Debentures in the open market or otherwise prior to the expiration of the right of conversion on the Redemption Date, and any Debentures so purchased will be converted into Common Stock. See "Standby Arrangements" for a description of the Purchaser's compensation and indemnification arrangements with the Company.

The convertibility of the Debentures will expire at 5:00 p.m. New York City time on the Redemption Date.

SEE RISK FACTORS ON PAGES 4 TO 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol "ORBI." On July 23, 1996, the last reported sale price of the Common Stock on the NASDAQ National Market System was $18.375 per share. Based on the last reported sale price of the Common Stock, a holder of Debentures who converted such Debenture on July 23, 1996 would have received Common Stock with a market value of $1,278.26 for each $1,000 principal amount of Debentures converted (including cash, if any, received in lieu of any fractional share). If such principal amount of Debentures were surrendered for redemption on the Redemption Date, such Holder would receive $1,077.81 in cash. WHILE NO ASSURANCE CAN BE GIVEN AS TO ANY FUTURE PRICE FOR THE COMMON STOCK, AS LONG AS THE MARKET PRICE OF THE COMMON STOCK (AFTER GIVING EFFECT TO COMMISSIONS AND ANY OTHER COSTS OF SALE) REMAINS AT OR ABOVE $15.49 PER SHARE, UPON CONVERSION OF THEIR DEBENTURES, HOLDERS WILL RECEIVE COMMON STOCK AND CASH FOR FRACTIONAL SHARES HAVING A CURRENT MARKET VALUE EQUAL TO OR GREATER THAN THE REDEMPTION PRICE. It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market, and that Holders may incur various expenses of sale if such Common Stock is sold.

On or before 5:00 p.m. New York City time on the Redemption Date, the Purchaser may offer to the public Common Stock, including shares acquired through the purchase and conversion of Debentures, at prices set from time to time by the Purchaser. It is intended that each such price when set will not exceed the highest price offered by any dealer not participating in this distribution, as reported in the NASDAQ National Market System, plus the amount of any concessions to dealers, and it is intended that an offering price set on any calendar day will not be increased more than once during such day. The Purchaser may also make sales to dealers at prices which represent concessions from the prices at which the Common Stock is being offered to the public. After the Redemption Date, the Purchaser may offer Common Stock at a price or prices to be determined, but it is presently intended that any such price will be determined in conformity with this paragraph. The Purchaser may thus realize profits or losses independent of the compensation referred to under "Standby Arrangements."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Any Common Stock will be offered by the Purchaser when, as and if accepted by the Purchaser and subject to its right to reject orders in whole or in part.

DEUTSCHE MORGAN GRENFELL
The date of this Prospectus is July 25, 1996.

     IN CONNECTION WITH THIS OFFERING, THE PURCHASER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE DEBENTURES OF THE COMPANY, OR BOTH, AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been previously filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-18287), are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          (2) The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1996;

          (3) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any reports filed under the Exchange Act for the purpose of updating such description; and

          (4) The Company's Report on Form 8-K filed on July 18, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as the "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Orbital Sciences Corporation, 21700 Atlantic Boulevard, Dulles, Virginia 20166, telephone number: (703) 406-5000, Attention: General Counsel. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal offices at 450 Fifth Street, N.W., Washington, DC 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

     OSC(R), TOS(R), Pegasus(R) and Taurus(R) are registered trademarks of the Company; Orbital(TM), Transfer Orbit Stage(TM), PegaStar(TM), SeaStar(TM), MicroStar(TM), MicroLab(TM), microCOM-M(TM) and PicoStar(TM) are trademarks of the Company; Pegasus(R) is a registered service mark of the Company; and Orbital(sm), ORBCOMM(sm) and ORBIMAGE(sm) are service marks of the Company.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements included or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, launch success, product performance, market acceptance of new products and technologies and the other factors set forth herein under the heading "Risk Factors."

                                  THE COMPANY

     Orbital Sciences Corporation (together with its subsidiaries, "Orbital" or the "Company") is a space technology and satellite services company that designs, manufactures, operates and markets a broad range of space-related products and services. Orbital's products and services are grouped into three business sectors: Space Infrastructure, Satellite-Access Products, and Satellite-Provided Services. Orbital's Space Infrastructure sector includes Launch Systems, Space and Electronics Systems and Ground Systems and Software. Launch Systems include space and suborbital launch vehicles and other advanced vehicles; Space and Electronics Systems include satellites, space sensors and instruments, space payloads and experiments, as well as advanced electronics and data management systems; and Ground Systems and Software products include commercial satellite remote sensing ground station and related information processing software, automated aeronautical information and air traffic management systems and defense system software and network systems consulting services. Orbital's Satellite-Access Products sector consists of satellite-based navigation and communications products. Orbital's Satellite-Provided Services sector includes satellite-based two-way mobile data communications services and remote sensing services. See "Business."

     The Company's principal executive offices are located at 21700 Atlantic Boulevard, Dulles, Virginia 20166, and the Company's telephone number is (703) 406-5000.

                                  RISK FACTORS

     In addition to the other information included in this Prospectus or incorporated by reference herein, prospective investors should carefully consider the following risk factors before purchasing any shares of the Company's Common Stock.

TECHNOLOGICALLY ADVANCED PRODUCTS AND SERVICES

     Most of the products developed and manufactured by Orbital are technologically advanced and novel systems that must function under demanding operating conditions. Even though Orbital believes that it employs sophisticated design, manufacturing and testing practices, there can be no assurance that Orbital's products will be successfully launched or operated or that they will be developed or will perform as intended. Certain of Orbital's contracts require the Company to forfeit part of its expected profit, to receive reduced payments, to provide a replacement launch or other product or service, or to reduce the price of follow-on missions if its products fail to perform adequately. Performance penalties also may be imposed should Orbital fail to meet delivery schedules or other measures of contract performance. Orbital, like most companies and governments that have launch and satellite programs, has experienced occasional product failures and other problems, including with respect to certain of its launch vehicles and satellites. The Company will likely experience some product failures and other problems in connection with its launch vehicles and other products in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, product failures may result in increased costs or loss of revenues due to postponement of subsequently scheduled launches or spacecraft operations or other product deliveries. While the Company usually insures certain potential costs related to product warranties and contract performance, the Company generally does not insure potential costs resulting from any required remedial actions or costs or loss of revenues due to postponement of subsequently scheduled operations or product deliveries.

     Orbital's products and services are and will continue to be subject to significant technological change and innovation. Orbital's success will generally depend on its ability to penetrate and retain markets for its existing products and to continue to conceive, design, develop, manufacture and market new products and services on a cost-effective and timely basis. Orbital anticipates that it will incur significant expenses in the design, development and initial manufacture and marketing of new products and services. There can be no assurance that Orbital will be able to achieve the technological advances necessary to remain competitive and be profitable, that new products and services will be developed and manufactured on schedule and on a cost-effective basis, that licenses and regulatory approvals required for new products and services will be secured, that anticipated markets will exist or develop for new products or services, or that Orbital will have the sufficient financial or other resources necessary to effect any such technological advances or to develop or manufacture such products or services, or that its existing products will not become technologically obsolete.

DEPENDENCE ON UNITED STATES GOVERNMENT

     As of December 31, 1995, approximately 60% of Orbital's backlog is with the U.S. Government or under subcontracts with prime contractors to the U.S. Government. Most of Orbital's government contracts are funded incrementally on a year-to-year basis. Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or the imposition of budgetary constraints could materially adversely affect Orbital's financial condition or results of operations. All Orbital's U.S. Government contracts and, in general, its subcontracts with the U.S. Government's prime contractors, provide that such contracts may be terminated at will by the U.S. Government or the prime contractor, respectively. There can be no assurance that these contracts will not be terminated or suspended in the future, or that contract suspensions or terminations will not result in unreimbursable expenses or charges or other adverse effects on the Company.

CAPITAL REQUIREMENTS

     Orbital's future business requirements and growth plans will require significant additional capital. Orbital believes that working capital, cash from operations, operating leases, customer financing and available bank borrowings will be adequate to meet these capital needs through the balance of 1996. Orbital expects that it will need to incur indebtedness or raise additional equity capital to fund its anticipated growth in 1997 and beyond. See "Recent Developments." While Orbital believes that, if necessary, it has flexibility to reduce or delay its anticipated capital requirements and its anticipated investments in future projects, such reductions or delays could impede Orbital's growth and adversely affect Orbital's financial condition or results of operations. In addition, Orbital routinely evaluates potential strategic acquisitions and has historically financed its acquisitions through the issuance of shares of its Common Stock. The Company currently has no agreements relating to any potential acquisitions.

     Orbital has invested and will continue to invest substantial resources in capital equipment and other assets supporting its various products and programs. Certain of Orbital's products and services are being developed for markets that are small or that do not currently exist. In the event of significantly reduced or eliminated product sales with respect to a particular program, or the failure of a market to develop for such products and services, Orbital could be required to expense some or all of its investments in assets dedicated to that program.

LONG-TERM CONTRACTS

     Certain of the Company's revenues have been generated under fixed-price incentive fee, firm fixed-price and cost-plus-fee long-term contracts. Fixed-price incentive fee contracts are long-term contracts with specified cost, profit and price targets. To the extent a contractor incurs less costs than targeted, the contractor's profit will be increased based on contractual incentives. In this manner, the contractor is encouraged to keep costs at a minimum and, as a reward, realizes additional profit. The customer, by virtue of the contractor's reduced costs, offset in part by increased profit, realizes a reduced price for the product or service. Firm-fixed-price contracts are long-term contracts with fixed stated prices. The contractor bears the burden of cost increases and realizes the reward of cost savings. Cost-plus-fee contracts, which include cost-reimbursable contracts, are long-term contracts that reimburse a contractor for all costs incurred in the performance of the contract with various contractual fee arrangements, including fixed fees, award fees based on specific contractor performance, and incentive fees based on contractor cost performance. Orbital recognizes revenues on long-term contracts using the percentage of completion method of accounting, whereby revenue, and therefore profit or loss, is recognized based on actual costs incurred in relation to total estimated costs to complete the contract or based on specific delivery terms and conditions. In the case of incentive fee and award fee contracts, such fees are included in revenue at the time the amount of such fee can reasonably be determined or based on the Company's ongoing estimates of the amount of the fee to be received. Revenue recognition and profitability, if any, from a particular contract may be adversely affected to the extent that original cost estimates, estimated costs to complete or incentive or award fee estimates are revised, delivery schedules are delayed, or progress under a contract is otherwise impeded.

AUDIT OF U.S. GOVERNMENT CONTRACTS

     During 1995, 1994 and 1993, approximately 40%, 45% and 45%, respectively, of the Company's total annual revenues were derived from contracts with the U.S. Government and its agencies or from subcontracts with the U.S. Government's prime contractors. The accuracy and appropriateness of Orbital's direct and indirect costs and expenses under its U.S. Government contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. Government. These agencies have the right to challenge Orbital's cost estimates or allocations with respect to any such contract. Additionally, a substantial portion of payments to the Company under U.S. Government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Orbital believes that any adjustments likely to result from pending inquiries or audits of its contracts will not have a material adverse impact on Orbital's financial condition or results of operations. Since Orbital's inception, it has not experienced any material adjustments as a result of any such inquiries or audits.

COMPONENTS, RAW MATERIALS AND CARRIER AIRCRAFT

     Orbital purchases a significant percentage of its product components, including rocket propulsion motors, structural assemblies and electronic equipment, from third parties. Orbital also occasionally obtains from the U.S. Government parts and equipment that are used in the production of the Company's products or in the provision of the Company's services. Orbital has not experienced material difficulty in obtaining product components or necessary parts and equipment and believes that alternative sources of supply would be available, although increased costs could be incurred in securing alternative sources of supply. The Company's ability to launch its Pegasus and Pegasus XL vehicles depends on the availability of an aircraft with the capability of carrying and launching such space launch vehicles. Orbital entered into a 10-year lease in 1992 for a Lockheed L-1011 for the air-launch of the Pegasus and Pegasus XL vehicles. This L-1011 is also planned to be used for the launch of the X-34 reusable launch vehicle currently under development for the National Aeronautics and Space Administration ("NASA"). In the event that the L-1011 were to be unavailable, the Company would experience significant delays, expenses and loss of revenues as a result of having to acquire and modify a new carrier aircraft.

REGULATION

     The ability of Orbital to pursue its business activities is regulated by various agencies and departments of the U.S. Government. Commercial space launches require licenses from the U.S. Department of Transportation ("DoT") and operation by Orbital of its leased L-1011 aircraft requires licenses from certain agencies of the DoT, including the Federal Aviation Administration. Construction, launch and operation of commercial communications satellites, including the satellite-based two-way data communications network provided by the Company's affiliated partnership, ORBCOMM Global L.P. ("ORBCOMM Global"), require licenses from the U.S. Federal Communications Commission and frequently require the approval of international and individual country regulatory authorities. Some planned private remote sensing satellites require a license from the U.S. Department of Commerce. Exports of Orbital's products, services and technical information frequently require licenses from the U.S. Department of State or the U.S. Department of Commerce. There can be no assurance that Orbital will continue to be successful in its efforts to obtain necessary licenses or regulatory approvals. The inability of the Company to secure any necessary licenses or approvals could have a material adverse effect on its financial condition or results of operations.

ORBCOMM

     In 1993, Orbital's majority-owned subsidiary, Orbital Communications Corporation ("ORBCOMM"), and Teleglobe Mobile Partners ("Teleglobe Mobile"), an affiliate of Teleglobe Inc., formed ORBCOMM Global for the design, development, construction, integration, testing and operation of a satellite-based, two-way data communications network (the "ORBCOMM System"). ORBCOMM and Teleglobe Mobile each hold a 50% interest in ORBCOMM Global and have invested or committed to invest approximately $75,000,000 and $85,000,000, respectively. ORBCOMM Global estimates that the cost of construction and deployment of the ORBCOMM System will be approximately $260,000,000. Through March 31, 1996, ORBCOMM Global has incurred approximately $124,000,000 for the design, construction, deployment and/or procurement of satellites, launch vehicles, certain U.S. ground infrastructure and for market development and regulatory activities. ORBCOMM Global is in the process of seeking financing to complete construction of the ORBCOMM System and to fund initial operations. It is expected that the financing will be non-recourse to Orbital Sciences Corporation. See "Recent Developments" and "Business -- Satellite-Provided Services." There can be no assurance that such financing will be successful. In the event that such financing is not completed or fails to raise sufficient capital to complete construction of the ORBCOMM System, the Company may be required to increase its equity position. In addition, if ORBCOMM Global does not otherwise receive the necessary financing, full development and implementation of the ORBCOMM System would be delayed or restricted, and the Company could be required to expense part or all or its investment in the ORBCOMM System. The start-up of the ORBCOMM System will produce significant ORBCOMM Global operating losses for several years. There can be no assurance that the ORBCOMM System will be fully constructed and operational. Even if the ORBCOMM System is fully constructed and operational, there can be no assurance that an adequate market will develop for ORBCOMM System services, that ORBCOMM Global will achieve profitable operations, or that Orbital will recover any of its investment in the ORBCOMM System. Because the Company has an indirect 50% participating interest in ORBCOMM Global, Orbital expects to recognize its pro rata share of ORBCOMM Global's profits and losses. See "Business -- Space Infrastructure -- Space and Electronics Systems."

COMPETITION

     Virtually all of the Company's products and services face significant competition from existing and potential competitors, many of whom are larger and have substantially greater resources than the Company. The highly competitive space industry includes both foreign and domestic private and governmental competitors. The primary competition for the Company's space launch vehicles is expected to come from launch vehicles currently being developed by Lockheed Martin Corporation and from launch systems derived from surplus ballistic missiles that are primarily being made available by the U.S. Government and certain foreign governments. The Company's satellites, space instruments and sensors, advanced electronics products, intelligent transportation systems, ground systems and software, and the marine and outdoor recreation Global Positioning System ("GPS") satellite-based navigation products of Magellan Corporation ("Magellan"), a majority-owned subsidiary of the Orbital Sciences Corporation, each face competition from at least several manufacturers. In addition, the Company anticipates that the ORBCOMM System will face competition from numerous existing and potential alternative communications products and services provided by various companies. There can be no assurance that the Company will be able to compete successfully in any of the markets for its products and services.

                                    BUSINESS

     The space products and services provided by Orbital are grouped into three business sectors: Space Infrastructure, Satellite-Access Products and Satellite-Provided Services.

SPACE INFRASTRUCTURE

     The Space Infrastructure sector includes Launch Systems, Space and Electronics Systems and Ground Systems and Software.

     LAUNCH SYSTEMS. The Company's Launch Systems products include space and suborbital launch vehicles and other advanced vehicles.

     The Company has developed three space launch vehicles: the Pegasus(R) launch vehicle; the Pegasus XL launch vehicle; and the Taurus(R) launch vehicle. Orbital's Pegasus and Pegasus XL vehicles are launched from beneath a modified large aircraft such as the Company's leased Lockheed L-1011 to deploy satellites weighing up to 1,000 pounds into low-Earth orbit. Through June 1996, the Company had conducted a total of eight standard Pegasus missions, all of which were fully or partially successful. Whether a mission is fully or partially successful depends on the particular mission requirements designated by the customer. Prior to its first successful flight in March 1996, the modified Pegasus XL, developed to deploy heavier satellites into orbit, had two unsuccessful flights, one occurring in June 1994 and the other in June 1995. Following a comprehensive review of design, assembly, test and operations procedures, the Pegasus XL returned to flight on March 8, 1996, successfully launching a satellite for the U.S. Air Force to its intended orbit. On July 2, 1996, the Pegasus XL successfully deployed a satellite for NASA. See "Recent Developments."

     Customers for Pegasus and Pegasus XL launch vehicles include NASA, the U.S. Air Force, the Defense Advanced Research Projects Agency ("DARPA"), Spain's National Institute of Aerospace Technology, the Company's affiliated partnership, ORBCOMM Global, and the Company's wholly owned subsidiary, Orbital Imaging Corporation ("ORBIMAGE").

     The higher capacity Taurus vehicle is a ground-launched derivative of the Pegasus vehicle that can carry payloads weighing up to 3,000 pounds to low-Earth orbit and payloads weighing up to 800 pounds to geosynchronous orbit. In March 1994, Orbital successfully launched the first Taurus vehicle, deploying two satellites for DARPA. The Company received several new Taurus orders in 1995, including a commercial launch for Ball Corporation ("Ball") carrying a U.S. Navy satellite scheduled for early 1997, a launch for the U.S. Air Force in 1997, and options for up to eleven Taurus missions pursuant to a contract award under NASA's Med-Lite program. The Taurus mission for Ball is also expected to launch two satellites for ORBCOMM Global as a secondary payload.

     Suborbital launch vehicles place payloads into a variety of high-altitude trajectories but, unlike space launch vehicles, do not place payloads into orbit around the Earth. The Company's suborbital launch products include suborbital vehicles and their principal subsystems, payloads carried by such vehicles and related launch support installations and systems used in their assembly and operation. The Company offers its customers customized vehicle and payload design, manufacturing and integration, launch and mission support and tracking and recovery services, as well as construction and activation of launch pads and other infrastructure elements. Customers typically use the Company's suborbital launch vehicles to launch scientific and other payloads and for defense-related applications such as target and interceptor experiments. Primary customers of the Company's suborbital launch vehicles include the U.S. Army, the U.S. Navy and the Ballistic Missile Defense Organization ("BMDO") .

     SPACE AND ELECTRONICS SYSTEMS. The Company's Space and Electronics Systems products enable Orbital to provide its customers fully integrated, low-cost space systems, networks and related services. The Company's most significant Space and Electronics Systems products are satellites, space payloads, sensors and instruments, defense electronics and transportation management systems.

     The Company designs and produces small and medium class satellites for scientific, military and commercial applications. The Company's small satellite platforms such as PegaStar(TM), MicroStar(TM) and PicoStar(TM) are designed and manufactured to be launched by the Pegasus or Taurus launch vehicle. The PegaStar spacecraft is a general purpose spacecraft that has successfully performed one mission for the U.S. Air Force measuring space radiation and carrying out related experiments. It is expected to be used for certain of the Company's satellite-based remote sensing systems, such as the SeaStar(TM) ocean and land surface environmental monitoring satellite system. See
"-- Satellite-Provided Services." Orbital's MicroStar spacecraft platform is designed for use in the ORBCOMM System and also for a variety of small space science and remote sensing projects. In April 1995, the first three MicroStar spacecraft were deployed, two for the ORBCOMM System, and the other for ORBIMAGE to monitor lightning and severe weather patterns for NASA. Customers for the Company's small spacecraft include NASA, the U.S. Air Force and ORBCOMM Global. In early 1996, DARPA selected the Company for a contract to develop and launch a specialized MicroStar communications satellite.

     Orbital's medium class satellites, such as NASA's TOPEX/Poseidon, NASA's Upper Atmosphere Research satellite, and the National Oceanic and Atmospheric Administration's Landsat 4 and Landsat 5 have been in space for several years, and are used to gather various scientific data, such as ocean topography and Earth imaging information. In August 1995, Orbital was selected to become the spacecraft supplier to Johns Hopkins University, which is leading NASA's Far Ultraviolet Spectroscopy Explorer ("FUSE") program to measure the early universe's radiation. The FUSE spacecraft is currently scheduled for launch in 1998.

     In addition, Orbital designs and manufactures satellite command and data handling, attitude control and structural subsystems for a variety of commercial and government customers, and provides a broad range of spacecraft design and engineering services as well as specialized analytical engineering services for NASA, the Department of Defense ("DoD"), the Department of Energy and other customers. Orbital provided engineering support and services for the first repair mission for the orbiting Hubble Space Telescope, and will provide similar services on a second repair mission currently scheduled for early 1997.

     The Company also develops, manufactures and markets defense electronics, including advanced avionics and data management systems for aircraft flight operations and ground support. These systems collect, process and store mission-critical data for, among other things, mission planning and flight operations, and manage on-board equipment for strategic and tactical military aircraft, helicopters, satellites and surface vehicles. The primary customers for data management systems are the U.S. Navy, the U.S. Air Force, and various DoD prime contractors and foreign governments.

     The Company is also developing and providing satellite-aided fleet management intelligent transportation systems to various localities. These systems help manage public bus and light rail systems, provide for voice and data communications, and transmit precise location information in emergency situations. In addition to smaller projects in Oregon and Maryland, in early 1996 Orbital was awarded a $30 million contract by the Chicago Transit Authority to provide a GPS-based fleet management system for approximately 1,300 buses in the Chicago area. The Company was also recently selected to provide the initial implementation of a GPS-based fleet management system for New York City. The initial program will serve approximately 170 city buses and will run from July 1996 to January 1998.

     GROUND SYSTEMS AND SOFTWARE. As a result of Orbital's November 1995 acquisition of MacDonald, Dettwiler and Associates, Ltd., Orbital is a leading supplier of commercial satellite remote sensing ground stations and a provider of advanced space-qualified software and air navigation systems. The Company's defense electronics systems have also expanded to include software-intensive systems designed for naval operations, artillery command and control, radar deception systems and logistics support.

     The Company develops, provides and upgrades commercial satellite remote sensing ground stations and related information processing software. These ground stations are designed to receive and process data from the eight major civil and commercial Earth observation satellites currently in operation. In 1995, the Company completed the ground station and mission control and management systems for the Canadian Space Agency's RADARSAT-1 remote sensing satellite that was launched successfully in November 1995. The Company also develops and markets software that generates and processes imagery and mapping products from satellites and airborne sensors. Customers for the Company's ground stations and Earth information systems include the European and Canadian Space Agencies as well as Canadian and foreign government customers.

     The Company's aviation systems products include automated aeronautical information and air traffic management systems. For example, the Company has developed an off-the shelf, automated aeronautical information management system that delivers weather and route information directly to a pilot by computer. These systems are designed to address a growing trend toward commercialization and automation of air traffic control systems. Faster and less expensive to operate than traditional manual systems, automated aeronautical information systems provide pilots and other users with aeronautical and meteorological information on a timely basis. Customers for the Company's aviation systems products include the military and civil aviation authorities in various countries such as Australia, Belgium, Canada, Norway and Switzerland.

SATELLITE-ACCESS PRODUCTS

     Orbital's Satellite-Access Products include products provided by its Magellan subsidiary. Magellan manufactures GPS satellite-based navigation and other satellite communications products for commercial and consumer markets including commercial and pleasure marine and general aviation markets, outdoor recreational users such as hunters and hikers, and professional users such as geologists, geographers, surveyors, natural resource managers and contractors.

     Magellan designs, manufactures and markets hand-held GPS navigators that provide users with precise positioning and location information. The need for positioning and location information is central to a broad range of personal and professional activities including marine navigation, outdoor recreation (e.g., hunting and hiking), surveying and general aviation. Magellan focuses its research, design and engineering activities on the development of GPS navigators that are reliable, portable, easy to use and highly affordable, targeting the recreational market. In addition, Magellan has started production and marketing of the microCOM-M(TM), a small, lightweight and lower-priced INMARSAT satellite telephone for worldwide voice, fax and data communications, and development of a hand held messaging communicator for use with the ORBCOMM System. See
"-- Satellite-Provided Services."

SATELLITE-PROVIDED SERVICES

     In the Company's Satellite-Provided Services sector, ORBCOMM and ORBIMAGE are developing satellite-based services to address the markets for global two-way data communications and information derived from remote sensing of the atmosphere, oceans and land surfaces.

     The ORBCOMM System is designed to provide virtually continuous mobile data communications coverage over most of the Earth's surface and to permit subscribers to use inexpensive communicators to send and receive short messages, high priority alerts and other information, such as the location and condition of automobiles, trucks, shipping vessels and other remote assets. The Company believes that the ability to send and receive messages and data without the geographic limitations of existing data communications systems will stimulate the growth of new markets for satellite-based data communications and will be used to supplement terrestrial-based communica-tions systems by providing relatively low-cost coverage in areas outside the range of such tower-based systems.

     The ORBCOMM System design consists of a constellation of up to 28 small low-Earth orbit satellites, a satellite control center operating and positioning the satellites, the mobile communicators used by subscribers to transmit and receive messages to and from the satellites, and the gateways that transmit and control the flow of data and message communications and other information for the system. A gateway generally will consist of gateway Earth stations and a software-based gateway message switching system that processes the message traffic and provides the interconnection to terrestrial networks. In 1995, in addition to the successful launch of the first two ORBCOMM satellites, ORBCOMM completed initial development and construction of the U.S. Gateway, including four gateway Earth stations located in New York, Washington, Arizona and Georgia, and tested prototype mobile communicators. Commercial service first became available in February 1996. The additional ORBCOMM System satellites are currently being designed and produced by Orbital, with launches of three planes of eight satellites each currently planned for 1997. Additional gateways are planned to be owned and operated by ORBCOMM Global licensees in strategic locations around the world. There can be no assurance that the ORBCOMM System will be fully constructed and operational. Further, even if the ORBCOMM System becomes fully constructed and operational, there can be no assurance that an adequate market will develop for ORBCOMM System services, that ORBCOMM Global will achieve profitable operations, or that Orbital will recover any of its investment in the ORBCOMM System.

     The Company through its ORBIMAGE subsidiary is currently seeking to develop and market a broad range of information services that involve identifying and monitoring global environmental changes and weather patterns and collecting and disseminating digital land maps and other remote sensing information. Services to be provided by ORBIMAGE could include high-resolution optical imaging of land surfaces for geographic information services, mapping, sensing of ocean and atmospheric conditions and measuring of ozone and other gaseous concentrations in the atmosphere. In April 1995, ORBIMAGE's first MicroStar satellite, MicroLab-1, was successfully launched to monitor lightning and severe weather patterns for NASA. The Company is currently constructing its SeaStar(TM) satellite, which is designed to produce high-quality color images of the Earth's land surfaces and oceans. A significant portion of the costs incurred in developing, constructing, launching and operating SeaStar has been paid by NASA. The remaining costs will need to be recovered through sales of SeaStar(TM) images to other government users and commercial customers. There can be no assurance that the Company will sell sufficient SeaStar(TM) images to recover all of its costs.

     ORBIMAGE is currently exploring potential strategic arrangements for development of the high-resolution remote sensing business, with Orbital providing launch services, spacecraft, ground stations and other related products. There can be no assurance that ORBIMAGE will be able to conclude such strategic arrangements or develop profitable commercial Earth observation, remote sensing or environmental monitoring businesses.

     Orbital's business is not seasonal to any significant extent.

     For additional information on the Company's business, see the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 incorporated by reference herein.

                              RECENT DEVELOPMENTS

     On July 2, 1996, Orbital's Pegasus XL launch vehicle successfully carried out its first dedicated mission for NASA, delivering a $67 million Total Ozone Mapping Spectrometer Earth Probe satellite ("TOMS") into its intended orbit. The TOMS instrument was designed and built by the Company's space and electronics group and is to be used to map the development, extent and trends of ozone depletion occurring in the atmosphere. The TOMS mission is the second Pegasus XL space mission in 1996, following the successful launch of a U.S. Air Force satellite on March 8, 1996. There are up to three additional Pegasus XL launches for NASA planned in 1996. On May 17, 1996, the Company's standard Pegasus launch vehicle successfully launched a satellite for the U.S. Air Force to its intended orbit.

     ORBCOMM Global is in the process of seeking financing to complete the construction of the ORBCOMM System and to fund initial operations. It is expected that the financing will be non-recourse to Orbital Sciences Corporation. Proceeds from the financing (approximately $163,000,000) would be applied to (i) the design, construction, launch, operation and marketing of the ORBCOMM System through the fourth quarter of 1997, (ii) related development, operating and management expenses (including cost contingencies) and (iii) interest expense for two years. There can be no assurance that such financing will be successful or consummated on the terms or for the amount described. See "Risk Factors -- ORBCOMM." ORBCOMM Global currently estimates that it has capital, including existing equity commitments of Teleglobe Mobile and the Company, sufficient to fund operations at least through the fourth quarter of 1996.

     In June 1996, Magellan adopted its 1996 Stock Option Plan (the "Magellan Plan"). Pursuant to the Magellan Plan, options to purchase up to seven million shares of Magellan common stock (representing approximately 12.3% of the full diluted common stock of Magellan) may be granted to Magellan and Orbital employees. Options granted pursuant to the Magellan Plan generally vest over a period of three years. On July 1, 1996, options were granted for approximately six million shares of Magellan stock under the Magellan Plan. Certain provisions of the Magellan Plan require Magellan to register its common stock with the Securities and Exchange Commission or to repurchase the Magellan common stock acquired pursuant to options granted under the Magellan Plan.

     The Company was not in compliance as of the end of the first and second quarters of 1996 with a financial ratio required under its $20 million loan agreement with The Northwestern Mutual Life Insurance Company ("Northwestern"), and has received a waiver from Northwestern through August 8, 1996 with respect to this non-compliance. The Company and Northwestern have agreed in principle to certain amendments to financial covenants in the loan agreements that, together with the redemption of the Debentures, are intended to facilitate compliance with the financial ratios contained in such covenants in future periods, and the Company expects to execute these amendments prior to August 8, 1996.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Common Stock to the Purchaser pursuant to the standby arrangements described herein will be used to effect the redemption of the Debentures not surrendered for conversion by the Redemption Date. The number of shares of Common Stock to be acquired by the Purchaser from the Company, and therefore the net proceeds of this offering, will not be determinable until 5:00 p.m. New York City time on the Redemption Date. The Company will not receive any proceeds from the issuance of the Common Stock on conversion of the Debentures.

                                 CAPITALIZATION

     The following table sets forth the short term debt and capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the assumed conversion of all outstanding Debentures into shares of Common Stock and the estimated expenses of this transaction.

                                                                    ACTUAL       AS ADJUSTED(1)
                                                                 ------------    --------------
Short-term debt:
     Short-term debt(2).......................................   $ 17,700,000     $  17,700,000
     Current portion of long-term debt........................      6,975,000         6,975,000
                                                                 ------------     -------------
                                                                   24,675,000        24,675,000
                                                                 ============     =============
Long-term debt:
     Long-term obligations, net of current portion............     17,470,000        17,470,000
     10.5% Senior Notes due 2002..............................     20,000,000        20,000,000
     6.75% Convertible Subordinated Debentures due 2003.......     56,000,000                --
                                                                 ------------     -------------
Total long-term debt:.........................................     93,470,000        37,470,000
                                                                 ------------     -------------
Shareholders' equity:
     Preferred Stock; par value $.01; 10,000,000 shares
       authorized, one share of Series A Voting Preferred
       Stock issued and outstanding(3)........................             --                --
     Common Stock; par value $.01; 40,000,000 shares
       authorized, 26,828,848 shares outstanding, after
       deducting 15,735 shares held in treasury; 30,724,500
       shares outstanding as adjusted(4)......................        269,000           308,000
     Additional paid-in capital...............................    248,008,000       301,969,000
     Unrealized gains on short-term investments...............         66,000            66,000
     Cumulative translation adjustment........................     (3,749,000)       (3,749,000)
     Retained earnings (deficit)..............................     (2,524,000)       (2,524,000)
                                                                 ------------     -------------
Total shareholders' equity:...................................    242,070,000       296,070,000
                                                                 ------------     -------------
Total capitalization:.........................................   $335,540,000     $ 333,540,000
                                                                 ============     =============

- ---------------
(1) Adjusted to reflect the assumed conversion of $56 million outstanding Debentures into 3,895,652 shares of Common Stock. As of June 30, 1996, $55,880,000 was outstanding.

(2) Represents amounts outstanding under the Company's various short-term credit facilities, including a $25,000,000 uncommitted demand line of credit. See "Standby Arrangements."

(3) There are also 10,000 shares of Class B Preferred Stock issued by MacDonald Detwiller Holdings Inc. ("MDA Holdings"), a majority owned subsidiary of Orbital Sciences Corporation, issued and outstanding. The outstanding shares of Class B Preferred Stock are held by a third party not related to the Company.

(4) Excludes 2,875,775 shares of Common Stock subject to issuance under options outstanding as of March 31, 1996, which options are exercisable at prices ranging from $1.82 to $20. Includes Exchangeable Non-Voting Shares issued by MDA Holdings. See "Description of Capital Stock -- Special Voting Share." A total of 2,975,000 shares of the Company's Common Stock are reserved for issuance under the Company's stock option plans.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded in the NASDAQ National Market System under the symbol "ORBI." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported by the NASDAQ National Market System.

                                                                     HIGH       LOW
                                                                     ----      ------
        1994
             First Quarter........................................   $26 1/2   $15 1/4
             Second Quarter.......................................   $24 1/2   $14
             Third Quarter........................................   $18 1/2   $14 1/2
             Fourth Quarter.......................................   $22 1/2   $15
        1995
             First Quarter........................................   $20 1/2   $16 1/2
             Second Quarter.......................................   $22       $15 1/2
             Third Quarter........................................   $19 1/4   $16
             Fourth Quarter.......................................   $16 5/8   $12 3/16
        1996
             First Quarter........................................   $16 1/8   $13 1/2
             Second Quarter.......................................   $19 5/8   $13 1/4
             Third Quarter (through July 23, 1996)................   $19 1/2   $16 3/8

     On July 23, 1996, the last sale price of the Common Stock, as reported in the NASDAQ National Market System, was $18 3/8 per share. As of that date, there were approximately 1481 holders of record of Common Stock.

     The Company has never paid any cash dividends on its Common Stock. The Company presently intends to retain earnings for working capital and product development and therefore does not anticipate paying cash dividends on the Common Stock at any time in the near future. In addition, the Company is subject to certain contractual restrictions on its ability to pay dividends. See Note 9 of Notes to Consolidated Financial Statements incorporated by reference into the Company's Form 10-K for the Fiscal Year ended December 31, 1995, which is incorporated by reference herein.

                   REDEMPTION OF DEBENTURES AND ALTERNATIVES

     The Company has called all the Debentures for Redemption on the Redemption Date (August 14, 1996) at a redemption price of $1,047.25 plus accrued interest of $30.56 from March 1, 1996 to the Redemption Date for a total of $1,077.81 for each $1,000 principal amount of Debentures. The Debentures are convertible into approximately 69.565 shares of Common Stock for each $1,000 principal amount of Debentures. The right to convert Debentures expires at 5:00 p.m. New York City time on August 14, 1996. Cash will be paid in lieu of any fractional shares of Common Stock. Holders who elect to convert their Debentures into Common Stock will not be entitled to receive interest accrued since March 1, 1996. Any Debentures not surrendered for conversion on or prior to 5:00 p.m. New York City time on the Redemption Date will be redeemed.

ALTERNATIVES AVAILABLE TO HOLDERS OF DEBENTURES. Holders of Debentures have the following alternatives:

     1. CONVERSION OF DEBENTURES INTO COMMON STOCK. Debentures may be converted at the option of the holder into shares of the Company's Common Stock at a price of $14.375 per share, or approximately 69.565 shares for each $1,000 principal amount of Debentures prior to 5:00 p.m. New York City time on the Redemption Date. To convert any Debentures, the holder thereof must surrender to the Trustee the Debentures duly endorsed to the Company or in blank, by mail to The

Bank of New York, Fiscal Agency Dept., 101 Barclay Street, 7E, New York, New York 10286, or (ii) by hand to The Bank of New York, Corporate Trust Services Window, 101 Barclay Street, Lobby Level, New York, New York 10286, Attention:
Fiscal Agency Dept. Debentures must be accompanied by a written notice of election to convert, in the form of a completed and executed Letter of Transmittal, a copy of which has been provided to all holders of Debentures. Any Debentures not delivered for conversion will be redeemed on the Redemption Date. No interest will accrue with respect to the Debentures on or after the Redemption Date.

     No payment or adjustment in respect of interest on the Debentures will be made upon conversion of the Debentures. No adjustments or payments in respect of any dividends on the Common Stock issued upon conversion will be made upon the conversion of Debentures. No fractional shares of Common Stock are issuable upon conversion. The Company will pay each holder of Debentures the cash equivalent of any such fractional interest based upon the reported last sale price of the Common Stock on the NASDAQ National Market System on the day prior to conversion.

     THE CONVERSION RIGHT EXPIRES AT 5:00 P.M. NEW YORK CITY TIME ON AUGUST 14, 1996. DEBENTURES TO BE CONVERTED MUST BE RECEIVED BY THE TRUSTEE PRIOR TO THAT TIME. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEBENTURES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE.

     The Company's Common Stock is traded on the NASDAQ National Market System under the ticker symbol "ORBI," and on July 23, 1996, the last reported sales price of the Common Stock on the NASDAQ National Market System was $18.375 per share. A holder of Debentures who converted such Debentures on July 23, 1996 would have received Common Stock having a market value, based on the last reported sales price on the NASDAQ National Market System on that date, of approximately $1,278.26 for each Debenture converted (including cash, if any, received in lieu of fractional shares). If such Debentures were surrendered for redemption on the Redemption Date, such holder would receive $1,077.81 in cash for each Debenture. While no assurance can be given as to any future prices for the Common Stock, as long as the market price of the Common Stock (after giving effect to commissions and any other costs of sale) remains at or above $15.49 per share, upon conversion of their Debentures, holders will receive Common Stock and cash for fractional shares having a current market value equal to or greater than the Redemption Price. It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market. No assurance is given as to the price of the Common Stock at any future time.

     2. REDEMPTION OF DEBENTURES. Any Debentures which have not been converted into Common Stock on or prior to August 14, 1996, will be redeemed on the Redemption Date for the Redemption Price. After the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive the Redemption Price without interest, upon surrender of their Debentures. Certificates for Debentures to be surrendered for redemption must be delivered, together with a completed and executed Letter of Transmittal, in order to receive payment of the Redemption Price.

     3. SALE OF DEBENTURES THROUGH ORDINARY BROKERAGE TRANSACTIONS. Sales of Debentures may be made through open market brokerage transactions, and if made sufficiently in advance of the Redemption Date, buyers thereof may convert Debentures into Common Stock in the manner described above. After the Redemption Date, a holder of Debentures will not be entitled to convert Debentures into Common Stock, which fact is expected to have an impact on the market for Debentures. Holders of Debentures who wish to make sales should consult with their own brokers concerning if and when their Debentures should be sold.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summarizes the principal federal income tax consequences to holders of Debentures, under current law, of the conversion of Debentures into Common Stock and of the redemption of Debentures. It does not address all potentially relevant federal income tax matters, including consequences to persons (such as foreign persons, banks, insurance companies, dealers in securities or tax-exempt organizations) subject to special provisions of federal income tax law. The following summary is for general information only, and holders of Debentures should consult their own tax advisors about the federal, state, local and foreign tax consequences of the conversion or redemption of Debentures.

     CONVERSION INTO COMMON STOCK. A holder will recognize no gain or loss for federal income tax purposes on the conversion of a Debenture into shares of Common Stock, except upon the receipt of cash in lieu of a fractional share. The receipt of cash in lieu of a fractional share of Common Stock will be taxable as if the fractional share had been received and then redeemed for the cash, so a holder will recognize gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the fractional share. A holder will not recognize income in respect of interest on Debentures offered for conversion that accrues after the last interest payment date since such holder will not receive any payment (or Common Stock) in respect of such accrued interest.

     A holder's aggregate tax basis in shares of Common Stock (including any fractional share interest) received upon conversion will be the same as the holder's adjusted tax basis in the Debenture converted into such shares. Accordingly, if a holder converts Debentures into Common Stock and subsequently sells the Common Stock, he generally will recognize gain or loss equal to the difference, if any, between his adjusted tax basis in the Debentures converted (less the portion allocable to any cash payment in lieu of fractional shares) and the amount realized upon the sale of the Common Stock. If a holder holds a Debenture as a capital asset, the holder's holding period for shares of Common Stock (including any fractional share interest) received upon conversion of the Debenture will include the holder's holding period for the Debenture. In the case of a holder who acquired a Debenture at a "market discount" within the meaning of sections 1276 and 1278(a)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), the amount of accrued market discount that would have been taxable as ordinary income under section 1276 of the Code upon a taxable disposition of the Debenture at the time of conversion will attach to, and generally will be recognized as ordinary income upon disposition of, the Common Stock received upon conversion of the Debenture.

     REDEMPTION. The redemption of a Debenture will be taxable as a sale of the Debenture. Consequently, a holder generally will recognize gain or loss equal to the difference, if any, between the holder's adjusted tax basis in the Debenture and the amount realized by the holder upon the redemption. (The amount realized for purposes of determining gain or loss will not include the amount paid in connection with the redemption for accrued interest, which will be taxable as interest income.) Gain or loss recognized on the redemption of a Debenture generally will be capital gain or loss if the Debenture is held as a capital asset, and capital gain or loss will be long-term if the holder's holding period for the Debenture exceeds one year on the Redemption Date. In the case of a holder who acquired a Debenture at a market discount within the meaning of sections 1276 and 1278(a)(2) of the Code, gain recognized upon redemption of the Debenture will constitute ordinary income to the extent of accrued market discount not previously included in the holder's income.

     BACKUP WITHHOLDING AND INFORMATION REPORTING. To prevent backup withholding of federal income tax at the rate of 31% from the payment of cash in lieu of a fractional share or the payment of the redemption price plus interest, any holder (other than an exempt payee such as a corporation or tax-exempt organization) must provide a completed Form W-9 upon surrendering Debentures for conversion or redemption.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     Orbital has authorized 40,000,000 shares of Common Stock, par value $0.01 per share, of which approximately 26,942,493 were issued and outstanding as at June 30, 1996. Holders of Orbital Common Stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Subject to the rights of holders of any Orbital preferred stock that may be issued, holders of Orbital Common Stock are entitled to receive such dividends as may be declared from time to time by the board of directors of Orbital from funds legally available therefor. Upon liquidation, dissolution or winding-up of Orbital, the holders of Orbital Common Stock will be entitled to share ratably all assets available for distribution to shareholders after payment of liabilities, subject to prior preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

     Orbital has authorized 10,000,000 shares of preferred stock, $0.01 par value per share, of which one share is issued. See "Special Voting Share" below. Orbital's board of directors is authorized, without any further action by the shareholders, to provide for the issuance of the unissued shares of preferred stock and to determine the rights, preferences, privileges and restrictions of the unissued preferred stock.

SPECIAL VOTING SHARE

     Orbital has outstanding one share of Series A Special Voting Preferred Stock, $.01 par value per share (the "Special Voting Share"). Except as otherwise required by law or Orbital's Restated Certificate of Incorporation, the holder of record of the Special Voting Share will have a number of votes equal to the number of shares of Orbital Common Stock issuable upon exchange of all outstanding Exchangeable Non-Voting Shares issued by Orbital's subsidiary, MDA Holdings, that are not owned by Orbital or its affiliates. The Exchangeable Non-Voting Shares are designed to mirror the rights of the Orbital Common Stock and are exchangeable for shares of Orbital Common Stock under certain circumstances. The holders of Orbital Common Stock and the Special Voting Share vote together as a single class on all matters, except as may be required by applicable law. In the event of any liquidation, dissolution or winding-up of Orbital, the holder of the Special Voting Share shall not be entitled to receive any assets of Orbital available for distribution to its shareholders. The holder of the Special Voting Share shall not be entitled to receive dividends. At such time as the Special Voting Share has no votes attached to it because there are no Exchangeable Non-Voting Shares outstanding not owned by Orbital or its affiliates, the Special Voting Share may be redeemed by resolution of the board of directors of Orbital Sciences Corporation for $1.00 per share.

TRANSFER AGENT

     Orbital's transfer agent with respect to the Common Stock is The First National Bank of Boston.

                              STANDBY ARRANGEMENTS

     Under the terms and subject to the conditions in the Standby Agreement dated July 25, 1996 between the Company and the Purchaser (the "Standby Agreement"), the Purchaser has agreed to purchase from the Company, at a purchase price of $15.06 per share, for settlement on August 14, 1996, such number of shares of Common Stock that would have been issuable upon conversion of all Debentures not surrendered for conversion prior to 5:00 p.m., New York City time, on the Redemption Date. The Purchaser may also purchase Debentures in the open market or otherwise prior to 5:00 p.m., New York City time, on the Redemption Date. The Purchaser has agreed with the Company to convert all Debentures so purchased into Common Stock.

     The Purchaser has advised the Company that it proposes to offer for resale any shares of Common Stock purchased from the Company or acquired upon conversion as set forth on the cover page of this Prospectus. The Purchaser may also make sales of such shares to certain securities dealers at prices that may reflect concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser.

     Pursuant to the terms of the Standby Agreement and in consideration of the Purchaser's obligations thereunder, the Company has agreed to pay the Purchaser the following fee: (i) where the aggregate principal amount of Debentures (a) that are purchased by the Purchaser in the open market or otherwise prior to 5:00 p.m., New York City time, on the Redemption Date or (b) that are not tendered to the Company for conversion prior to 5:00 p.m., New York City time, on the Redemption Date, in each case expressed as a percentage of the total outstanding principal amount of the Debentures (the "Redemption Percentage") is, in the aggregate less than or equal to 2.5%, $1,750,000; (ii) where the Redemption Percentage is greater than 2.5% but less than or equal to 4.0%, $2,000,000; (iii) where the Redemption Percentage is greater than 4.0%, $2,250,000. In addition, if the Redemption Percentage is greater than 5.5%, the Company shall pay to the Purchaser $0.66 per share of Common Stock for all shares of Common Stock acquired by the Purchaser, either from the Company or as a result of conversion of Debentures acquired by the Purchaser, in excess of 213,802 shares.

     The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Purchaser may be required to make in respect thereof.

     Under the Standby Agreement, the Company has agreed that it will not, without the prior written consent of the Purchaser, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce or file for the registration of the offering of, any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 90 days following the Redemption Date; provided, however, that during such time period the Company may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the execution time of the Standby Agreement (the "Execution Time"), and the Company may issue Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding at the Execution Time.

     The Company has agreed to reimburse the Purchaser for its out-of-pocket expenses up to $100,000.

     Deutsche Bank, an affiliate of the Purchaser, provides an uncommitted demand line of credit to the Company, the availability under which was increased from $10,000,000 to $25,000,000 in July 1996. As of June 30, 1996, $8,500,000
was outstanding under such demand line.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts and for the Purchaser by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

- ---------------------------------------------------------

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

- ---------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Company..........................     4
Risk Factors.........................     4
Business.............................     8
Recent Developments..................    11
Use of Proceeds......................    12
Capitalization.......................    13
Price Range of Common Stock and
  Dividend Policy....................    14
Redemption of Debentures and
  Alternatives.......................    14
Certain Federal Income Tax
  Consequences.......................    16
Description of Capital Stock.........    17
Standby Arrangements.................    17
Legal Matters........................    18
Experts..............................    18

- ------------------------------------------------------

[ORBITAL SCIENCES CORPORATION LOGO]

3,887,304 SHARES
COMMON STOCK

DEUTSCHE MORGAN GRENFELL

PROSPECTUS

JULY 25, 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated costs of issuance and distribution that will be borne by the Company are as follows:

        SEC Registration.................................................   $  24,643
        Blue Sky Fees and Expenses.......................................      10,000
        Accounting Fees and Expenses.....................................      25,000
        Legal Fees and Expenses Reimbursement of Purchaser Expenses......     140,000
        NASDAQ Listing Fee...............................................      17,500
        Miscellaneous....................................................      32,857
                                                                            ---------
                  Total..................................................   $ 250,000
                                                                            =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law sets forth provisions that define the extent to which a corporation organized under the laws of Delaware may indemnify directors, officers, employees or agents. Section 145 provides as follows:

          (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and
     (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

          (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this Section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corpora-tion which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Paragraph Ten of the Company's Restated Certificate of Incorporation provides that the Company shall, to the maximum extent permitted by Delaware law, indemnify and, upon request, advance expenses to any person:

          . . . who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this Corporation or while a director or officer is or was serving at the request of this Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim, provided, however, that the foregoing shall not require this Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Paragraph 10 shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established.

     Section 102(b)(7) of the Delaware General Corporation Law permits corporations to eliminate or limit the personal liability of their directors by adding to the Certificate of Incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (a) any breach of the director's duty of loyalty to the corporation or its stockholders,
(b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or (d) any transaction from which the director derived an improper personal benefit. Paragraph Nine of the Company's Restated Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined.

     In addition, the Company has entered into substantially identical indemnification agreements with each of its directors and executive officers and certain other officers. The Company has agreed, to the full extent permitted by the Delaware General Corporation Law, as amended from time to time, to indemnify each indemnitee against all loss and expense incurred by the indemnitee because he was, is or is threatened to be made a party to any completed, pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the Company or any of its affiliates, or because the Company has a right to judgment in its favor because of his position with the Company or any of its affiliates. The indemnitee will be indemnified so long as he acted in good faith and in a manner reasonably believed by him to be in or not opposed to the Company's best interests. The agreement further provides that the indemnification thereunder is not exclusive of any other rights the indemnitee may have under the Company's Restated Certificate of Incorporation, By-Laws or any agreement or vote of stockholders, nor may the Restated Certificate of Incorporation or By-Laws be amended to affect adversely the rights of any indemnitee.

     Under the Standby Agreement, the Purchaser has agreed to indemnify the Company's directors and certain of the Company's officers in certain circumstances against certain liabilities under the 1933 Act.

ITEM 16.  EXHIBITS

     The following exhibits are filed as part of this report. Where such filing is made by incorporation by reference to a previously filed statement or report, such statement or report is identified in parentheses.

    EXHIBIT NO.                                     DESCRIPTION
    -----------     ----------------------------------------------------------------------------
         1.         Form of Standby Agreement (transmitted herewith).
         4.1        Restated Certificate of Incorporation (transmitted herewith).
         4.2        Certificate of Designations for the Company's Series A Special Voting
                    Preferred Stock (transmitted herewith).
         4.3        By-Laws of Orbital Sciences Corporation, as amended on July 27, 1995
                    (incorporated by reference to Exhibit 3 to the Company's Quarterly Report on
                    Form 10-Q for the quarter ended September 30, 1995, dated November 14,
                    1995).
         4.4        Form of Certificate of Common Stock (incorporated by reference to Exhibit
                    4.1 to the Company's Registration Statement on Form S-1 (File Number
                    33-33453) filed on February 9, 1990 and effective on April 24, 1990).
         5.         Opinion of Ropes & Gray (transmitted herewith) .
        23.1        Consent of KPMG Peat Marwick LLP (transmitted herewith).
        23.2        Consent of Ropes & Gray (included in Exhibit 5).

ITEM 17. UNDERTAKINGS.

     (a) Rule 415 Offering.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the success defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Loudoun, the Commonwealth of Virginia, on this 23rd day of July, 1996.

                                         ORBITAL SCIENCES CORPORATION

                                          By /s/  DAVID W. THOMPSON
                                            ---------------------------
                                            David W. Thompson, Chairman
                                            of the Board, President and
                                            Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the 23rd day of July, 1996. Each person whose signature appears below hereby authorizes each of David W. Thompson, Bruce W. Ferguson and Leslie C. Seeman and appoints each of them singly his attorney-in-fact, each with full power of substitution, to execute in his name, place and stead, in any and all capacities, any amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, making such further changes in this Registration Statement as the Company deems appropriate.

               SIGNATURE                                        TITLE
               ---------                                        -----
      /s/        DAVID W. THOMPSON          Chairman of the Board, President and
- ----------------------------------------    Chief Executive Director
                 David W. Thompson          (Principal Executive Officer)

      /s/        JEFFREY V. PIRONE          Vice President and Controller
- ----------------------------------------    (Principal Financial and Accounting Officer)
                 Jeffrey V. Pirone

      /s/        BRUCE W. FERGUSON          Director
- ----------------------------------------
                 Bruce W. Ferguson

      /s/        JAMES R. THOMPSON          Director
- ----------------------------------------
                 James R. Thompson

      /s/        JACK A. FROHBIETER         Director
- ----------------------------------------
                 Jack A. Frohbieter

      /s/        FRED C. ALCORN             Director
- ----------------------------------------
                 Fred C. Alcorn

               SIGNATURE                                        TITLE
               ---------                                        -----
        /s/    KELLY H. BURKE                Director
- ----------------------------------------
               Kelly H. Burke

        /s/    DANIEL J. FINK                Director
- ----------------------------------------
               Daniel J. Fink

        /s/    LENNARD A. FISK               Director
- ----------------------------------------
               Lennard A. Fisk

        /s/    JACK L. KERREBROCK            Director
- ----------------------------------------
               Jack L. Kerrebrock

        /s/    J. PAUL KINLOCH               Director
- ----------------------------------------
               J. Paul Kinloch

        /s/    DOUGLAS S. LUKE               Director
- ----------------------------------------
               Douglas S. Luke

        /s/    JOHN L. MCLUCAS               Director
- ----------------------------------------
               John L. McLucas

        /s/    HARRISON H. SCHMITT           Director
- ----------------------------------------
               Harrison H. Schmitt

        /s/    SCOTT L. WEBSTER              Director
- ----------------------------------------
               Scott L. Webster

                                 EXHIBIT INDEX

    EXHIBIT NO.                                DESCRIPTION                               PAGE NO.
    -----------     ------------------------------------------------------------------   --------
         1.         Form of Standby Agreement (transmitted herewith)..................
         4.1        Restated Certificate of Incorporation (transmitted herewith)......
         4.2        Certificate of Designations for the Company's Series A Special
                    Voting Preferred Stock (transmitted herewith).....................
         4.3        By-Laws of Orbital Sciences Corporation, as amended on July 27,
                    1995 (incorporated by reference to Exhibit 3 to the Company's
                    Quarterly Report on Form 10-Q for the quarter ended September 30,
                    1995, dated November 14, 1995)....................................
         4.4        Form of Certificate of Common Stock (incorporated by reference to
                    Exhibit 4.1 to the Company's Registration Statement on Form S-1
                    (File Number 33-33453) filed on February 9, 1990 and effective on
                    April 24, 1990)...................................................
         5.         Opinion of Ropes & Gray (transmitted herewith)....................
        23.1        Consent of KPMG Peat Marwick LLP (transmitted herewith)...........
        23.2        Consent of Ropes & Gray (included in Exhibit 5)...................
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